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SEP 10 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 21242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William C. Burnside & Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N Vermilion
(No. and Street)

Danville (City) IL (State) 61832 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce R. Lindahl 217-443-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct (Address) Lafayette (City) IN (State) 47909 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS ✓

OATH OR AFFIRMATION

I, Bruce R Lindahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Burnside & Co., Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bruce R Lindahl
Signature

Aug 26, 2019
Title

OFFICIAL SEAL
SUSAN J STRAWSER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY. 14, 2023

Susan Strawser
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William C. Burnside & Company, Inc.

Report on Audit of Financial Statements

June 30, 2019

THOMAS FAUST, CPA
Certified Public Accountant

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
William C. Burnside & Company, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of William C. Burnside & Company, Inc., as of June 30, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of William C. Burnside & Company, Inc. as of June 30, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of William C. Burnside & Company, Inc.'s management. My responsibility is to express an opinion on William C. Burnside & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to William C. Burnside & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedules of Computation of Net Capital Requirement Under SEC Rule 15c3-1 and the Schedule of Determination of Reserve Requirement under Rule 15c3-3 and information relating to the possession or control requirements under Rule 15c3-1 have been subjected to audit procedures performed in conjunction with the audit of William C. Burnside & Company, Inc.'s financial statements. The supplemental information is the responsibility of William C. Burnside & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, these schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

William C. Burnside & Company, Inc.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
August 15, 2019

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019

ASSETS		
CURRENT ASSETS		
Cash	$	55,841
Cash with clearing organization		11,886
TOTAL CASH		67,727
Certificate of deposit with clearing organization		90,088
Prepaid expenses		6,734
TOTAL CURRENT ASSETS		164,549
PROPERTY AND EQUIPMENT		
Property and equipment, net of accumulated depreciation of $55,028		-
OTHER ASSETS		
Investment in subsidiary		5,000
TOTAL CURRENT LIABILITIES		5,000
TOTAL ASSETS		169,549
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable		1,374
Accrued expenses payable		6,180
Accrued salaries and wages payable		14,054
TOTAL LIABILITIES		21,608
STOCKHOLDERS' EQUITY		
Common stock (1,000,000 shares authorized, 75,000 shares issued and outstanding)		75,000
Additional paid-in capital		275,000
Accumulated deficit		(202,059)
TOTAL STOCKHOLDERS' EQUITY		147,941
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	169,549

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2019

REVENUE		
Exchange listed equity commissions	$	151,916
Listed options commissions		46,050
Revenue from sale of insurance based products		180,927
Revenue from sale of investment company shares		66,736
12b-1 fees		153,455
Other revenue		28,903
TOTAL REVENUE		627,987
EXPENSES		
Commissions		337,827
Compensation and related benefits		179,903
Clearing and execution charges		27,420
Occupancy		16,877
Professional fees, dues and subscriptions		27,240
Communications		8,906
Insurance		5,061
Other expenses		13,827
TOTAL EXPENSES		617,061
Net income before income taxes		10,926
Income taxes		-
NET INCOME	$	10,926

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 75,000	$ 275,000	$ (212,985)	$ 137,015
Net Income	-	-	10,926	10,926
Stockholders' distributions	-	-	-	-
BALANCE AT THE END OF THE YEAR	$ 75,000	$ 275,000	$ (202,059)	$ 147,941

WILLIAM C. BURNSIDE & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	10,926
Adjustments to reconcile net income to net cash provided by Operating activities:		
Interest earned on certificate of deposit	$	(213)
(Increase) decrease in operating assets:		
Prepaid expenses		(148)
Increase (decrease) in operating liabilities:		
Accounts payable		209
Accrued expenses payable		414
Accrued salaries and wages payable		1,966
Net Cash Provided by Operating Activities		13,154
NET INCREASE IN CASH		13,154
CASH AT BEGINNING OF YEAR		54,573
CASH AT END OF YEAR	$	67,727

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— William C. Burnside & Company, Inc. (the Firm) was incorporated in the state of Illinois on September 30, 1976. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Basis of Accounting -The firm maintains its financial records and reports on the accrual basis of accounting.

c. Revenue Recognition – The firm recognizes the records and commissions and other income on a settlement-date basis which from year to year does not materially differ from trade-date basis. Revenue consists of commissions on transactions in exchange listed equity securities, commissions on listed option transactions and other securities commissions.

   In May 2014 FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic605" which superseded nearly all existing revenue recognition guidance under generally accepted accounting principles. The firm has performed an assessment of its revenue contracts by looking at the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize revenue when the performance obligation is met

   As a result of its assessment, the Firm did not identify any material changes to the timing or amount of its revenue recognition as required under ASU 2014-19. The principles of revenue recognition under this pronouncement are largely consistent with the current practices of the Firm.

d. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2019.

e. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2019.

g. Accounts Receivable— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

h. Advertising—The Firm's advertising costs are expensed as incurred. There were advertising costs of $3,120 incurred during the year.

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2019, there were no commissions receivable.

The payable to brokers are commissions due to the brokers. At June 30, 2019, there were no commissions payable.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (i) "Special Account for the Exclusive Benefits of customers maintained", and paragraph (k) (2) (ii) "All customer transaction are cleared through another broker-dealer on a fully disclosed basis". During the year ended June 30, 2019 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAXES

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2019.

The firm's federal and state income tax returns for 2016 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The Interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2019, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. The following are the assets and the fair value hierarchy used to determine their fair value.

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at June 30, 2019
Certificate of deposit with clearing organization	$ 90,088	$ 90,088

NOTE 7: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firm entered into an agreement with the former Southwest Securities, Inc. now Hilltop Securities (HTS) whereby HTS, Inc. will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from HTS. The Firm has deposited $10,000 with HTS to assure the Firm's performance under the agreement. This amount is included in "Cash with clearing organization" on the statement of financial condition.

NOTE 8: OFFICE LEASE

The Firm operates in a building owned by an affiliated entity. Lease expense for the year ended June 30, 2019 was $12,000.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2019, net capital as defined by the rules, equaled $135,715. The ratio of aggregate indebtedness to net capital was 15.92%. Net capital in excess of the minimum required was $75,715.

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm which is the date the financial statements were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JUNE 30, 2019

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	147,941
less nonallowable assets from Statement of Financial Condition		(11,733)
Net capital before haircuts		136,208
Haircut on securities		(421)
Haircut on undue concentration		(72)
Net Capital	$	135,715
Aggregate Indebtedness	$	21,608
Net capital required based on aggregate indebtedness (6-2/3%)		1,441
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	85,715
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggreate indebteness		2,161
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	75,715
Percentage of Aggregate Indebtedness to Net Capital		15.92%

FOCUS Part IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At June 30, 2019, there were no material differences between audited net capital above and net capital as reported on the Firm's Part II (Unaudited) FOCUS report.

WILLIAM C. BURNSIDE & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-1
AS OF JUNE 30, 2019
SCHEDULE II

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-1

William C. Burnside & Company, Inc. is exempt from the computation of the reserve requirements under provisions of Rule 15c3-3 sub paragraph (k)(2)(i) and (k)(2)(ii).

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
William C. Burnside & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2019, which were agreed to by William C. Burnside & Company, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating William C. Burnside & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. William C. Burnside & Company, Inc.'s management is responsible for William C. Burnside & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2019 with the amounts reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
August 15, 2019

William C. Burnside & Company, Inc.

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
William C. Burnside & Company, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which William C. Burnside & Company, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (i) and (k) (2) (ii), and William C. Burnside & Company, Inc. stated that William C. Burnside & Company, Inc. has met this exemption provision throughout the past fiscal year ending June 30, 2019 without exception. William C. Burnside & Company, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k) (2) (i) and (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
August 15, 2019

WILLIAM C. BURNSIDE & COMPANY, INC.
Member FINRA/SIPC 11 N VERMILION • P.O. BOX 507 • DANVILLE, IL 61834-0507 • (217) 443-3310

Exemption Statement
pursuant to SEA rule 17a-5(d)(4)
with regard to SEA rule 15c-3-3(k)

William C. Burnside and Company, Inc. (CRD 6400 and SEC file 8-21242) is a $50,000 minimum net capital non carrying, non clearing broker/dealer and is exempt from reserve requirements, with exemptions, pursuant to rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) authorized and approved in its membership contract with FINRA.

Exception Report
pursuant to SEA rule 15c3-3(k)
regarding paragraph (d)(4)(iii)

It is to the best knowledge and belief that William C. Burnside and Company, Inc. has met the exemption provisions of SEA rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) throughout the past fiscal year ending June 30, 2019 without exception.

Bruce R. Lindahl
President

WILLIAM C. BURNSIDE & COMPANY, INC.

Member: FINRA/SIPC 111 N. VERMILION • P.O. BOX 507 • DANVILLE, IL 61834-0507 • (217) 443-3310

SEC Mail Processing

SEP 10 2019

Washington, DC

Attached is the amended audit for William C. Burnside & Co., Inc. The audit was amended to include the auditor's statement of no material differences in net capital computation as reported and audited previously overlooked.

Bruce R. Lindahl

Bruce R. Lindahl
President
William C. Burnside & CO., Inc